Jack S. Yeh Attorney At Law 345 Park Avenue NY, NY 10154-1895	Direct 212.407.4929 Main 212.407.4000 Fax 212.202.5167 jyeh@loeb.com

December 31, 2008

Ms. Ibolya Ignat United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Tiens Biotech Group (USA), Inc.

Dear Ms. Ignat:

Tiens Biotech Group (USA), Inc. (the “Company”) has received your letter, dated December 24, 2008 (File Number: 001-32477).  The Company anticipates completing a response by January 26, 2009.  Please let us know if the staff has any issued with this timing.

If you have any questions, please feel free to contact me at 212-407-4929 or Mitchell S. Nussbaum at 212-407-4159.

Sincerely,

By:	/s/ Jack S. Yeh
Jack S. Yeh
Attorney At Law

cc:	Zheng Wan, CFO, Tiens Biotech Group (USA), Inc.
Mitchell S. Nussbaum, Esq.
David Fischer, Esq.